UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

GenMark Diagnostics, Inc

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

372309104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372309104		Schedule 13G

1.	Names of Reporting Persons Efficacy Biotech Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 555,965

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 555,965

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 372309104		Schedule 13G

1.	Names of Reporting Persons Efficacy Biotech Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 555,965

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 555,965

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 372309104		Schedule 13G

1.	Names of Reporting Persons Efficacy Biotech Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 555,965

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 555,965

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 372309104		Schedule 13G

1.	Names of Reporting Persons Efficacy Capital, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 555,965

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 555,965

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 372309104		Schedule 13G

1.	Names of Reporting Persons Mark Paul Lappe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 555,965

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 555,965

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 372309104	Schedule 13G

Item 1.
(a)	Name of Issuer: GenMark Diagnostics, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 5964 La Place Court, Suite 100 Carlsbad, CA 92008-8829

Item 2.
(a)

Name of Person Filing:

See Item 1 of each cover page.

Pursuant to Rule 13d-1(c) of General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13D Statement (this “Schedule 13D”) on behalf of (i) Mark Lappe, (ii) Efficacy Capital, Ltd. (“Efficacy Capital”), (iii) Efficacy Biotech Fund, L.P., a Delaware limited partnership (“EBF”), (iv) Efficacy Biotech Fund Limited, a Bermuda Exempted Mutual Fund Company (“EBFL”), and (v) Efficacy Biotech Master Fund Ltd., a Bermuda Exempted Mutual Fund Company (“EBMFL”) (collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if None, Residence: The address of the principal business office for each of the Reporting Persons is: 11099 N. Torrey Pines Road, Suite 130 La Jolla, CA 92037
(c)	Citizenship: See Item 4 of each cover page.
(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share
(e)	CUSIP Number: 372309104

CUSIP No. 372309104	Schedule 13G

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Reporting Person	Shares
Efficacy Biotech Master Fund, Ltd.	555,965
Efficacy Biotech Fund, LP	555,965
Efficacy Biotech Fund, Ltd	555,965
Efficacy Capital, Ltd.	555,965
Mark Paul Lappe	555,965

The Reporting Persons collectively have shared voting power of 555,965 shares of the Issuer’s Common Stock and shared dispositive power of 555,965 shares of the Issuer’s Common Stock.

CUSIP No. 372309104	Schedule 13G

(b)	Percent of class:

Reporting Person	Percent
Efficacy Biotech Master Fund, Ltd.	2.7%
Efficacy Biotech Fund, LP	2.7%
Efficacy Biotech Fund, Ltd	2.7%
Efficacy Capital, Ltd.	2.7%
Mark Paul Lappe	2.7%

The foregoing percentages are calculated based on 20,478,000 shares outstanding on December 31, 2011.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote with respect to each Reporting Person -0-
	(ii)	Shared power to vote or to direct the vote

Reporting Person	Shares
Efficacy Biotech Master Fund, Ltd.	555,965
Efficacy Biotech Fund, LP	555,965
Efficacy Biotech Fund, Ltd	555,965
Efficacy Capital, Ltd.	555,965
Mark Paul Lappe	555,965

(iii)	Sole power to dispose or to direct the disposition of with respect to each Reporting Person -0-
(iv)	Shared power to dispose or to direct the disposition of

Reporting Person	Shares
Efficacy Biotech Master Fund, Ltd.	555,965
Efficacy Biotech Fund, LP	555,965
Efficacy Biotech Fund, Ltd	555,965
Efficacy Capital, Ltd.	555,965
Mark Paul Lappe	555,965

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.   ☒

CUSIP No. 372309104	Schedule 13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 2.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 372309104	Schedule 13G

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2012

/s/ Mark Lappe
Mark Lappe

Efficacy Capital Ltd.
a Bermuda limited liability company

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership
By: Efficacy Capital Ltd.
Its: General Partner

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

CUSIP No. 372309104	Schedule 13G

EXHIBIT INDEX

Exhibit 1                 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 372309104	Schedule 13G

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: April 10, 2012

/s/ Mark Lappe
Mark Lappe

Efficacy Capital, Ltd,
a Bermuda limited liability company

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership
By: Efficacy Capital Ltd.
Its: General Partner

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

CUSIP No. 372309104	Schedule 13G

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner